Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                            Telephone: (212) 953-6000
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                               Fax: (212) 953-6899

                                February 9, 1998


BY EDGAR                                                            09235-03

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: International Magnetic Imaging, Inc.
    File No. 333-15589

Gentlemen:

         International Magnetic Imaging, Inc. (the "Company") hereby requests withdrawal of the captioned registration statement on Form S-1 effective immediately. No securities were sold pursuant to such registration statement. The Company determined that it was inadvisable to proceed with the offering in view of the proposed sale by the Company of substantially all of its assets.

                                Very truly yours,


                                Asher S. Levitsky P.C.
                                as Agent for Service